December 6, 2022

FOIA CONFIDENTIAL TREATMENT REQUEST

BY ROBOT CACHE US INC.

PURSUANT TO 17 C.F.R. § 200.83

Via EDGAR and Email

Ms. Charli Gibbs-Tabler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc.
Post-Qualification Amendment to the Offering Statement on Form 1-A

Dear Ms. Gibbs-Tabler:

In response to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we have earlier submitted a draft letter to the Staff, dated October 31, 2022 (the “Draft”) regarding our client Robot Cache US Inc.’s (the “Company”) engagement with Jonathan William Mikula, who is the subject of a recent Commission action. We are also today submitting a final version of the Draft (such final version, the “Letter”).

Due to business confidentiality, we request that the entirety of the Draft and specific portions of the Letter be afforded confidential treatment pursuant to 17 C.F.R. § 200.83 and the Freedom of Information Act (“FOIA”), 5 U.S.C. § 552. As to the Letter, we request that the (a) last paragraph on the page marked “RC – 001” and the (b) third, fourth, and fifth paragraphs on the page marked “RC – 002” be afforded confidential treatment.

For your convenience, we are providing to the Staff copies of this confidential treatment request and the Letter by electronic delivery. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations.

Please direct any questions or comments regarding this request or the Letter to the undersigned at (858) 252-4001. Thank you for your assistance.

Very truly yours,

Robot Cache US Inc.

/s/ Lee Jacobson
Lee Jacobson Chief Executive Officer

CONFIDENTIAL TREATMENT REQUESTED

BY ROBOT CACHE US INC.

RC - 001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED IN THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE COMPLETE, UNREDACTED VERSION OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

December 6, 2022

Ms. Charli Gibbs-Tabler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc. (the “Company”)
Offering Statement on Form 1-A
File No. 024-11954
CIK No. 001832460

Dear Ms. Gibbs-Tabler:

Per your request, we have set out below the Company’s dealings with Jonathan William Mikula, one of the defendants named in Securities and Exchange Commission v. Jonathan William Mikula, et al., No. 2:22-cv-07096 (C.D. Cal. filed September 30, 2022) (the “Complaint”).

In 2021, the Company conducted an offering, via the Regulation A exemption, of units representing a combination of shares of its common stock and warrants to purchase additional common shares (the “2021 Offering”). After the 2021 Offering commenced, Palm Beach Research Group featured the Company in the April 2021 edition of Palm Beach Venture, Palm Beach Research Group’s subscription-only newsletter. (It is our understanding that a number of companies have been featured in Palm Beach Venture). According to the Complaint, Mr. Mikula served as the chief analyst and an author of Palm Beach Venture from at least 2019 through late 2021. The Complaint alleges that Mr. Mikula, through Palm Beach Venture, promoted securities offerings without disclosing his receipt of compensation for the promotions.

The Company’s chief executive officer, Lee Jacobson, met with Mr. Mikula and Chris Fernandez, who is also named in the Complaint as a defendant (and who Mr. Jacobson had reason to believe is or was an employee of Palm Beach Research Group), for informational meetings arranged by Palm Beach Research Group to obtain information about the Company for the proposed Palm Beach Venture feature. At a social event, Mr. Jacobson also once met Amit Raj Beri, who is also named in the Complaint as defendant (and who Mr. Jacobson had reason to believe is or was an employee of Palm Beach Research Group).

[***]

CONFIDENTIAL TREATMENT REQUESTED

BY ROBOT CACHE US INC.

RC - 002

To the Company’s knowledge, no Company employee or representative other than Mr. Jacobson has had any meetings or discussions with anyone known by the Company to be employed by, or associated with, Palm Beach Research Group. At no time did Mr. Jacobson discuss with anyone from Palm Beach Research Group the payment of compensation of any kind from the Company to Palm Beach Research Group, Mr. Mikula, Mr. Fernandez, Mr. Raj Beri, or any of their respective associates. In the judgment of Mr. Jacobson, a seasoned CEO, his meetings and discussions with Palm Beach Research Group personnel were in all cases conducted professionally and with no hint of impropriety.

The Company did not compensate Palm Beach Research Group or any of its affiliates or employees known to the Company, including Mr. Mikula, in connection with either the Palm Beach Venture feature article or the 2021 Offering. Neither the Company nor any of its employees entered into any consulting or other agreements with any person in connection with the Company’s appearance in Palm Beach Venture, nor did the Company or any of its employees enter into any agreements of any kind with any of the associates of Mr. Mikula named as defendants in the Complaint or with any other associates of Mr. Mikula known to the Company.

[***]

[***]

[***]

If you have any questions or comments concerning the foregoing, or if you require any further information, please contact me at (858) 252-4001.

Very truly yours,

Robot Cache US Inc.

/s/ Lee Jacobson
Lee Jacobson
Chief Executive Officer